

March 24, 2026

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

> **Re: RedCloud Holdings plc**
> **Registration Statement on Form F-1**
> **Filed March 16, 2026**
> **File No. 333-294358**

Dear Justin Floyd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Justin H. Grossman